Newchip.mp4 (3m 4s)
https://jotengine.com/transcriptions/KTOXVuHFkcfqgjSQkN0GfA
5 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4, Speaker 5)

[0:00:02]
Speaker 1: We're this new NASDAQ for investing. We're making it easy for everyda y people to invest in what they really believe in, the entrepreneurs they believ e in. We're a new marketplace for private equity in startups, real estate, alter native assets, securitized tokens, you name it. Anything that's not on the publi c markets, you can invest in our platform. What I really, really always wanted a nd I always wanted to be was investment, but I could not afford to invest. At Ne wchip we make it easy invest as low as $100 in these companies. You can invest a longside big investors like Mark Cuban, Robert Herjavec, Y Combinator. That mean

[0:00:37]
Speaker 2: Since the laws changed, platforms have popped up all over the country .. Investors want to go to one destination to find the entire deal flow that they can invest in. That's what Newchip offers. The cool thing about this type of in vesting is once you've put some money in, you have a vested interest in the succ ess of this deal. Naturally, you wanna go out and invite your friends, their fri

[0:01:00]
Speaker 3: With equity crowd funding, you actually have the opportunity to suppo rt and back companies and causes that you really care about, but you get to also

[0:01:08]
Speaker 4: There's nothing else like it. The fact that Newchip is the only platf orm that is aggregating from all of the other funding platforms, we are creating

[0:01:19]
Speaker 5: We have a fully-developed product, over 50,000 users. It's growing ex tremely rapidly. We have hundreds of investment opportunities seeking hundreds o f millions of dollars. We have a very rapidly growing marketplace on both sides,

[0:01:34]
Speaker 1: If you came to our platform as a user, we want you to come in and onl y find a personalized experience only for you. If you register and log in, a fri end registers and logs in, you're gonna see a totally different experience, diff erent types of investments, different types of deals, all based on your preferen ces and interests and your network. You bring that all together. You invest in s omething and tell your friends about it. There's this whole power behind the cro wd coming together. That's what we're doing. We're trying to have this vision fo r the future where everything is online. Everything has a value. Everything is t raded. We want your shares to be traded. We want all these things to be on there .. Changing how we invest, how we trade, how we save money, bringing all the best startup deals and the best opportunities for investment into one elegant market

[0:02:15]
Speaker 4: I think that's really the future of funding not coming from venture c apitalists or people that are really, really, really rich. People like you and I

[0:02:24]
Speaker 1: No matter what happens in the future to our company, to our country, to our users, our investors, we wanna leave a legacy that had some kind of impac t, that we changed the world in some way, that the people we helped fund had som e impact in the world, in their communities, to the investors, that we wanna kno w that we made money, which is great. We also wanna know that we made you money, that we made the entrepreneurs money, that we had this impact that was greater [0:02:53]
Investing made simple (NewChip).mp4 (3m 11s) https://jotengine.com/transcriptions/XuNUhmpaAl09uN39imKGJw
1 speaker (Jamare C.)

[0:00:00]
Jamare C.: Hey. What's going on, ladies and gentleman? It's Jamare Clarington on the I am J Clarington Channel, speaking to you like you're right here in front of me. So, the internet, smart phones, and social media are only a few technolog ies that made it easier for the every day Joe Schmo to position themselves to bu ild wealth in this global economy, so it's ostensibly true that being broke is a choice. I know that there are a lot of people choosing the path of the Looney T une ostrich navigating through life with their heads in the dirt. There are indi viduals out there taking to the internet, using their smart phones in a smart wa y and building significant incomes or just creating a path of least resistance t hat ultimately leads to their success. These are the people that I'm speaking to now. Newchip. Newchip is a marketplace or investment hub, so to speak, of oppor tunities from a multitude of crowdfunding platforms that span across the interne
t. What makes it unique is you can invest in all types of businesses and ideas f or as little as $100. The company has been featured on CNBC, MarketWatch, Yahoo Finance, and a few other noteworthy financial industry publications. If you're l ike me and many others out there that are looking for products, services, ideas to invest in, then this site and app is catered for you. The app functions like a dating app, where as you skip or swipe left for investments that you're not in terested in and swipe right for the ones that catch your fancy. There are a lot of filters and tools to help you search for unique investment opportunities, and you can manage them all within your Newchip portfolio. Thus far, I've Favorited local breweries, honey farms, renewable hydrogen for electric vehicles, artific ial intelligence, and spending smurfs to the freaking moon. Bottom line, here's another great opportunity for ordinary people to do extraordinary things. Newchi p also streamlines the fundraising aspect of crowdfunding for your own ideas and opportunities. With just a simple click of a button and filling out an applicat ion, Newchip will partner you with the right crowdfunding platforms to help you raise 50,000 to $50 million. So, if you have an idea, now is the time for you to get off your ass, put the plan into work, and go raise some capital. The world has gotten a lot smaller, and people are looking more and more for that person, product, service, or idea to invest in. Why not have that be you? Don't forget t
o like and subscribe, people. This is Jamare Clarington, I am J Clarington Chann el. Check out Newship.com. If you see any investment opportunities that you thin k I would be interesting in, go ahead and put a comment below and let me know wh at you put your money into. Depending on what time of the ay it is for you, good [0:03:04]